SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2017
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 30, 2017

List of materials

Documents attached hereto:

i) Press release announcing Goodwill Impairment in the Pictures Segment

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 17-008E
January 30, 2017

Sony Announces Goodwill Impairment in the Pictures Segment

Tokyo, January 30, 2017 – As a result of revising the future profitability projection for the Pictures segment, Sony Corporation recorded an impairment charge against the goodwill of the Pictures segment of 112.1 billion yen in the third quarter ended December 31, 2016.  This non-cash impairment charge is included within operating income (loss).  A majority of the goodwill that was impaired was originally recorded at the time of the acquisition of Columbia Pictures Entertainment, Inc. in 1989.  The impact on the consolidated results forecast for the fiscal year ending March 31, 2017 (April 1, 2016 to March 31, 2017) of this impairment and other factors is currently being evaluated and will be disclosed at the earnings announcement for the third quarter ended December 31, 2016 scheduled to be held on February 2, 2017.

The impairment charge resulted from a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment.  The downward revision was primarily due to a lowering of previous expectations regarding the home entertainment business, mainly driven by an acceleration of market decline.  Underlying profitability projections of film performance were also reduced, but the adverse impact of that reduction is expected to be largely mitigated by measures that have been identified to improve the profitability of the Motion Pictures business.

Profit in the Pictures segment overall is expected to grow due to measures currently being undertaken to improve the profitability of the Motion Pictures business and further expansion of the Television Productions and Media Networks businesses.  The Pictures segment continues to be an important business of Sony.

Impairment Testing Process

Goodwill impairment tests are conducted for each reporting unit through the following two-step process.  In the first step, an estimated fair value of the reporting unit is calculated and a determination is made as to whether that fair value exceeds the amount of net assets (carrying value) of the reporting unit, including its goodwill.  If the estimated fair value of the reporting unit does not exceed the carrying value, a second step is conducted to determine the amount of goodwill impairment, if any.  In the second step, each asset and liability in the reporting unit is valued as if the reporting unit were being acquired at the estimated fair value, and the implied fair value of the goodwill is then recalculated.  If the implied fair value of the goodwill is below the carrying value of the goodwill, an impairment loss is recognized for the excess.

Background and Reason for the Impairment

The Pictures segment has two reporting units for goodwill: Production & Distribution (which includes the Motion Pictures and the Television Productions businesses) and Media Networks.  As a part of its regular process of reviewing the future profitability projections of all of its business segments, in the third quarter ended December 31, 2016, Sony adopted a new profitability projection for the Pictures segment for the three fiscal years ending March 31, 2018 through March 31, 2020 which took into consideration the actual past results of the segment, changes in the operating environment and other factors.  When step one was conducted using this new profitability projection, the estimated fair value of the Production & Distribution reporting unit was determined to be below its carrying value.  This was because the future profitability projection was revised downward primarily for the reasons mentioned above.

Consequently, step two was conducted.  Each asset and liability was valued as if the reporting unit were being acquired at the estimated fair value.  The assets of Production & Distribution include capitalized film costs (including the value of the film library), intangible assets (including trade names and licensing agreements), and tangible assets (including land and buildings).  In the revaluation, the fair value of these assets, among others, was determined to be above their carrying value.  As a result, no portion of the fair value of the reporting unit was allocable to goodwill, and the carrying value of goodwill was determined to be zero.  Consequently, the entire amount of the goodwill in Production & Distribution, 112.1 billion yen, was impaired, and an operating loss was recorded in the Pictures segment in the third quarter ended December 31, 2016.  The fair value of the assets and liabilities calculated in step two is only used for the purpose of the goodwill impairment test process and is not reflected on the balance sheet of Sony and is not recognized as profit from an accounting perspective.

Balance of Goodwill in the Pictures Segment

The following table shows the balance of goodwill by reporting unit within the Pictures segment before and after the recording of the impairment.

	(Billions of yen, millions of U.S. dollars*)
	Before recording impairment charge		After recording impairment charge
Production & Distribution	¥112.1	$962	¥0	$0
Media Networks	114.5	983	114.5	983
Pictures Segment total	¥226.6	$1,945	¥114.5	$983

* U.S. dollar amounts have been translated from yen at the rate of 116.49 yen = 1 U.S. dollar.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact

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